Filed by TortoiseEcofin Acquisition Corp. III

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: TortoiseEcofin Acquisition Corp. III

Commission File No.: 001-40633

Date: September 15, 2023

On September 11, 2023, Jereme Kent, the Chief Executive Officer of One Energy Enterprises Inc. (“One Energy”), was interviewed by New Project Media, which published the article below. One Energy is a party to a previously disclosed Business Combination Agreement, dated as of August 14, 2023, with TortoiseEcofin Acquisition Corp. III among other parties.

INTERVIEW: One Power CEO discusses onshore wind solutions and transmission infrastructure for C&I customers

09/11/2023

Interview Mergers & Acquisitions Origination

Proprietary

by Jon Berke

One Power announced recently it would go public with a business model predicated on onshore wind projects and other power solutions servicing the commercial and industrial (C&I) market.

While the solar industry has long been a staple of this market, One Power’s founder Jereme Kent believes onshore wind offers more to the customers focused on reaching 24/7 on renewable energy.

“Wind can match industrial loads a whole lot better and are not just relegated to the mid-day where solar panels have peak capacity,” said Kent in an interview with NPM.

One Power’s target market is the over 53,000 large industrial facilities in the US which aggregate 26% of the domestic electricity consumption despite accounting for only 0.6% of energy users. Already signed up are Whirlpool, Marathon Petroleum, Holcim, Ball Corporation and Martin Marietta.

Historically, the average project size is around 4.5 MW, but the size is going up. The company structures its contracts as 20-year take-or-pay power purchase agreements.

“We, as the developers, carry all the risk through the production phase, the volume is variable and the customer pays the fixed rent,” added Kent.

One Energy Enterprises has been at it since 2009, but just recently announced a deal with Special Purpose Acquisition Company (SPAC) TortoiseEcofin Acquisition Corp III to create One Power. The deal implies a pre-money enterprise value of USD 300m.

While SPACs have often been derided at times as a function of hot equity markets, Kent looked at it as a viable option since it provides him with non-controlling equity and also provides a structure where everyone is incentivized to grow the company in the coming years. The CEO lockup is three years, while the sponsor lockup is two years.

“It really gives us a bigger boat to invest in projects with a greater return profile,” added Kent.

One Power is also looking beyond the onshore wind solutions as well, including energizing its first fully digital, plug-and-play transmission-voltage substation at its Findlay, Ohio headquarters.

C&I’s on-site infrastructure is aging and undersized for large amounts of onsite renewables. New high voltage infrastructure is needed, said Kent.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

In connection with the Proposed Transaction, TRTL intends to file a registration statement on Form S-4 (as may be amended or supplemented from time to time, the “Form S-4” or the “Registration Statement”) with the SEC, which will include a preliminary proxy statement and a prospectus in connection with the Proposed Transaction. SHAREHOLDERS OF TRTL ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE PROPOSED TRANSACTION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION. When available, the definitive proxy statement and other relevant documents will be mailed to the shareholders of TRTL as of a record date to be established for voting on the Proposed Transaction. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement and other documents filed by TRTL with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

TRTL’s shareholders will also be able to obtain a copy of such documents, without charge, by directing a request to: TortoiseEcofin Acquisition Corp. III, 195 US HWY 50, Suite 208, Zephyr Cove, NV 89448; e-mail: IR@trtlspac.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

TRTL, One Energy and their respective directors and executive officers may be deemed participants in the solicitation of proxies of TRTL’s shareholders in connection with the Proposed Transaction. TRTL’s shareholders and other interested persons may obtain more detailed information regarding the names, affiliations and interests of certain of TRTL executive officers and directors in the solicitation by reading TRTL’s final prospectus filed with the SEC on July 21, 2021, in connection with TRTL’s initial public offering, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 24, 2022, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 22, 2023, and TRTL’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of shareholders generally, will be set forth in the Registration Statement relating to the Proposed Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This report shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction. This report shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Forward-Looking Statements

This report may contain forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding One Energy, the Combined Company and the Proposed Transaction and the future held by the respective management teams of TRTL or One Energy, the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of One Energy or the Combined Company and expected financial impacts of the Proposed Transaction (including future revenue, profits, proceeds, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Proposed Transaction (the “Closing”), financing transactions, if any, related to the Proposed Transaction, the level of redemptions by TRTL’s public shareholders and the expected future performance and market opportunities of One Energy or the Combined Company. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this report, including, without limitation: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of TRTL’s securities, (ii) the risk that the Proposed Transaction may not be completed by TRTL’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TRTL, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the requirements that the Business Combination Agreement and the transactions contemplated thereby be approved by the shareholders of TRTL and by the stockholders of One Energy, respectively, (iv) the failure to obtain regulatory approvals and any other third party consents, as applicable, as may be required to consummate the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, or that redemptions by TRTL public shareholders may exceed expectations, (vi) the effect of the announcement or pendency of the Proposed Transaction on One Energy’s business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of One Energy, (viii) the outcome of any legal proceedings that may be instituted against One Energy or against TRTL related to the Business Combination Agreement or the Proposed Transaction, (ix) the ability to maintain the listing of TRTL’s securities on New York Stock Exchange, (x) changes in the competitive market in which One Energy operates, variations in performance across competitors, changes in laws and regulations affecting One Energy’s business and changes in the capital structure of the Combined Company after the Closing, (xi) the ability to implement business plans, growth, marketplace, customer pipeline and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xii) the potential inability of One Energy to achieve its business and growth plans, (xiii) the ability of One Energy to enforce its current material contracts or to secure long-term or other committed contracts with new or existing customers on terms favorable to One Energy, (xiv) the risk that One Energy will need to raise additional capital to execute its business plans, which may not be available on acceptable terms or at all, (xv) the risk that One Energy experiences difficulties in managing its growth and expanding operations, (xvi) the risk of One Energy’s cyber security measures being unable to prevent hacking or disruption to One Energy’s customers, and (xvii) the risk of economic downturn, increased competition, a changing of energy regulatory landscape and related impacts that could occur in the highly competitive energy market, including, among other things, that One Energy will not meet milestones for funding its ongoing and future project pipeline. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of TRTL’s initial public offering prospectus filed with the SEC on July 21, 2021, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 24, 2022, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 22, 2023, and subsequent periodic reports filed by TRTL with the SEC, the Registration Statement to be filed by TRTL in connection with the Proposed Transaction and other documents filed or to be filed by TRTL from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither One Energy nor TRTL assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither One Energy nor TRTL gives any assurance that either One Energy or TRTL, or the Combined Company, will achieve its expectations.

Information Sources; No Representations

The report furnished herewith has been prepared for use by TRTL and One Energy in connection with the Proposed Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of TRTL derived entirely from TRTL and all information relating to the business, past performance, results of operations and financial condition of One Energy or the Combined Company, after the Closing, are derived entirely from One Energy. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of this report. To the fullest extent permitted by law in no circumstances will TRTL or One Energy, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this report (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of One Energy or the prospective operations of One Energy has been derived, directly or indirectly, exclusively from One Energy and has not been independently verified by TRTL or any other party. Neither the independent auditors of TRTL nor the independent auditors of or One Energy audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in this report and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of this report.